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                                                                     EXHIBIT 5.1

For Release 6:30 a.m. EST
October 16, 1997
                                            Contact:  Rob Kautz, President & CFO
                                                      (310) 479-2080




              KOO KOO ROO ANNOUNCES MARKET CONCENTRATION STRATEGY
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                 TAKES ONE-TIME PRE-TAX CHARGE OF $4.8 MILLION


     LOS ANGELES, CA, OCTOBER 16, 1997...KOO KOO ROO, INC. (NASDAQ NMS:KKRO), a Los Angeles based restaurant chain, announced today that consistent with its market concentration strategy it will take a one-time pre-tax charge in its third quarter of approximately $4.8 million consisting primarily of asset write-offs and charges associated with the closing of 3 stand-alone stores and the streamlining of the corporate structure which eliminated 22 corporate jobs as well as consolidated Hamburger Hamlet's corporate office into the home office.

     Rob Kautz, President and CFO of Koo Koo Roo, Inc. stated, "Going forward, our growth will be concentrated in California, Las Vegas, Nevada, the Washington D.C. Beltway area, and Florida, where we have multiple stores or multiple stores planned. By concentrating our financial and human resources on those markets where we have multiple stores, we believe we can improve our financial results and meet our target of containing overhead to 10% of revenues in the fourth quarter. In a multiple store market fixed costs are spread over a broader revenue base leading more quickly to profitability."

     During the third quarter the company entered into nine new leases, and expects to open an additional eight stores before the end of the year. Koo Koo Roo presently operates 44 restaurants including 14 recently acquired Hamburger Hamlet locations. Its Canadian partnership also operates two Koo Koo Roo California Kitchens in Toronto.

     Forward-looking statements and comments in this press release are made pursuant to the safe-harbor provisions of Section 21E of the Securities Exchange Act of 1934. Such statements relating to, among other things, the prospects for the Company to open new stores, continue to achieve growth in sales, the ability to reduce overhead and the ability to achieve positive operating results are necessarily subject to risks and uncertainties, some of which are significant in scope and a nature, including risks related to real estate, construction, competition, availability of capital and continuation of sales levels. The risks are further discussed in the periodic reports and registration statements filed by the Company from time to time with the Securities and Exchange Commission.